Ms Tia L. Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining Division of Corporation Finance 100 F Street N.E. Washington, DC 20549 May 28, 2014	Fresenius Medical Care AG & Co. KGaA POB 61346 Bad Homburg Germany www.fmc-ag.com

Fresenius Medical Care AG & Co. KGaA

Form 20-F for the Year Ended December 31, 2013

Filed February 25, 2014

File No. 001-32749

Dear Ms Jenkins,

On behalf of Fresenius Medical Care AG & Co. KGaA (the “Company”), we submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Commission”) received by letter dated May 19, 2014 relating to the Company’s Form 20-F for the year ended December 31, 2013 (File No. 001-32749), which was filed on February 25, 2014 (the “Form 20-F”).

To assist the Staff’s review of the Company’s responses, the Staff’s comments, including the headings and captions from the Form 20-F cited in the comments, have been repeated in bold type below, and the Company’s response to each comment appears immediately following the applicable comment. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Form 20-F.

Form 20-F for the Year Ended December 31, 2013

Item 5. Operating and Financial Review and prospects, page 56

Critical Accounting Policies, page 57

Recoverability of Goodwill and Intangible Assets, page 57

1.              In light of the significance of goodwill to your consolidated financial statements, please tell us whether any of your reporting units is at risk of failing step one of the impairment test because its fair value is not substantially in excess of carrying value and the basis for your conclusion. To the extent you determine that a reporting unit is at risk of failing step one of

Fresenius Medical Care AG & Co. KGaA, 61346 Bad Homburg, Germany, T +49 6172 609-0, Registered Office and

Commercial Register: Hof an der Saale, HRB 4019, VAT-ID No.: DE 811127677, Chairman of Supervisory Board: Dr. Gerd Krick

General Partner: Fresenius Medical Care Management AG, Registered Office and Commercial Register: Hof an der Saale, HRB 3894

Management Board: Rice Powell (Chairman), Michael Brosnan, Roberto Fusté, Ronald Kuerbitz, Dr. Olaf Schermeier, Kent Wanzek, Dominik Wehner, Chairman of Supervisory Board: Dr. Ulf M. Schneider

Bank Account: Commerzbank AG, Frankfurt/Main, IBAN: DE23 5008 0000 0711 6731 00, SWIFT/BIC: DRESDEFF501

the impairment test, revise future filings to provide investors with greater insight into the potential impairment by providing the following information:

•                  Disclose the percentage by which the fair value exceeds the carrying value as of the date of the most recent test;

•                  Provide a discussion of the degree of uncertainty associated with the key assumptions; and

•                  Provide a discussion of potential events and/or changes in circumstances that could be reasonably expected to negatively affect the key assumptions.

We determined that none of our reporting units is at risk of failing step one of the impairment test as the fair value of each of our reporting units is more than 40% in excess of its carrying amount. Consequently, we believe no further disclosure is required.

Financial Condition and Results of Operations, page 62

2.              In your conference call for fiscal year 2013 on February 25, 2014, you discuss the effect on revenues of paying medical device excise tax in the current year, in accordance with the Patient Protection and Affordable Care Act. Please clarify for us how you have recorded this tax in your consolidated statement of income. If included in net revenue, please confirm you will disclose the amount separately on the face of the income statement in future filings, in accordance with Rule 5-03 of Regulation S-X.

On our Consolidated Statements of Income, our revenue generated from the sale of medical devices in the United States is recorded in Dialysis Products revenue and the medical device excise tax which is calculated upon those sales is recorded in our Costs of revenue. We do not disclose this tax parenthetically on our Consolidated Statements of Income as it represents less than 1% of our total revenue as prescribed by §210.5-03.1 of Regulation S-X. Consequently, separate disclosure on the Consolidate Statements of Income is not required.

Item 18. Financial Statements, page 143

Note 18. Income Taxes, page F-44

3.              We note that your reconciliation between the actual and expected income tax includes a significant line item for tax rate differentials. In order to provide investors with greater insight into this item that affects your income taxes, please expand your disclosure in future filings to discuss how the tax rate differential is determined, to identify the significant components of these items and to discuss what countries contribute to this tax rate differential and whether there are any known uncertainties or trends that could affect your income taxes in future periods. Refer to Item 303(a) of Regulation S-K. Provide us with a sample of your proposed revised disclosure.

The tax rate differential is determined by calculating the difference between the applicable tax rate in each jurisdiction in which we operate and the combined German tax rate (the corporate tax rate, which includes the solidarity surcharge, and the trade tax rate).  This difference is then applied to the pre-taxable income generated in each of the jurisdictions. In 2013, the significant tax rate differential is a result of the U.S. effective tax rate of 39.5% as compared to the combined German tax rate of 29.2% applied to the material pre-taxable income generated by the U.S. All of the other jurisdictions outside of the U.S. and Germany have a slightly lower tax rate than the expected German tax rate.

In response to the staff’s comment, below is an example of the proposed future disclosure within our Management Discussion and Analysis using disclosure from the 2013 20-F as our base:

“Income tax expense [decreased/increased] to $[•] million for the year ended December 31, 201X from $[•] million for the same period in 201X. The effective tax rate [decreased/increased] to [•]% from [•]% for the same period of 201X. The effective tax rate is also impacted by tax rate differentials which are determined by calculating the difference between the applicable tax rate in each jurisdiction in which we operate and the combined German tax rate (a corporate tax rate, which includes a solidarity surcharge, and a trade tax rate).  This difference is then applied to the pre-taxable income generated in each of the jurisdictions.  The significant rate differential for 201X (see Note [18], “Income Taxes,” of the Notes to Consolidated Financial Statements) is the result of the U.S. effective tax rate being significantly higher than the German tax rates — [39.5]% compared to the combined German tax rate of [29.2]%. The North America Segment is still and is expected to be in the future the main driver for this significant tax differential.”

If you have any questions or additional written comments, please contact me by fax at 011-49-6172-2280 or by email at Michael.Brosnan@fmc-ag.com. Please send a copy of any such questions or comments to Robert A. Grauman, of Baker & McKenzie LLP, by fax at (212) 310-1687 or by email at Robert. Grauman@bakermckenzie.com and to Charles F. Niemeth, of Baker & McKenzie LLP, by fax at (212) 310-1886 or by email at Charles.Niemeth@bakermckenzie.com.

Thank you for your consideration.

Sincerely,

FRESENIUS MEDICAL CARE AG & CO. KGaA

a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG,

its general partner

/s/ MICHAEL BROSNAN
Michael Brosnan
Chief Financial Officer of the General Partner

cc:
Steve Lo (SEC)